January 7, 2020

Christian Gormsen
Chief Executive Officer
Eargo, Inc.
1600 Technology Drive, 6th Floor
San Jose, CA 95110

       Re: Eargo, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 23, 2019
           CIK No. 0001719395

Dear Mr. Gormsen:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Key Advantages of Our Solution, page 7

1. We note your revised disclosure in response to our prior comment 2. Please disclose the number of customers that were surveyed.
Management's discussion and analysis of financial condition and results of operations
Results of operations
Cost of revenue, gross profit, and gross margin, page 79

2. We note your references to increased warranty costs in 2019 on pages 79, 85 and F-12.
       Please revise your disclosure to further explain the reason for the significant increase in
 Christian Gormsen
Eargo, Inc.
January 7, 2020
Page 2
      warranty costs during 2019.
Business
Overview, page 94

3. We note your response to our prior comment 9. It appears that your claim of high customer satisfaction is based solely on your NPS score. If that is the case, please make that clear each place you make that statement.
Principal Stockholders, page 146

4. We note your response to our prior comment 12. Please revise your disclosure to include the information from your response regarding how voting and investment decisions are made for Future Fund Investment Company No.4 Pty Ltd and Pivotal Alpha Limited.
       You may contact Michael Fay at 202-551-3812 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameChristian Gormsen
                                                           Division of
Corporation Finance
Comapany NameEargo, Inc.
                                                           Office of Life
Sciences
January 7, 2020 Page 2
cc:       Alan C. Mendelson, Esq.
FirstName LastName